SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. 2)


                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                          (Name of Subject Company)


                 Resources Accrued Mortgage Investors 2, L.P.
                     (Name of Person(s) Filing Statement)

                        Limited Partnership Interests
                        (Title of Class of Securities)


                                Not Applicable
                    (CUSIP Number of Class of Securities)


                                  Ben Farahi
                                    Manager
                                   Maxum LLC
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355
                     (Name, address and telephone number of
                      person authorized to receive notices
                       and communications on behalf of the
                            person(s) filing statement)



[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     This Amendment No. 2 amends the Schedule 14D-9 filed by Resources Accrued Mortgage Investors 2, L.P., a Delaware limited partnership (the "Partnership"), on October 14, 2002, as amended on November 12, 2002, relating to the tender offer of Western Real Estate Investments, LLC ("Western"), to purchase up to 21,000 units of limited partnership interest of the Partnership (the "Units") at a purchase price of $70 per Unit, pursuant to the terms of an Offer to Purchase dated October 14, 2002, as amended on November 12, 2002, and the related Letter of Transmittal. The purpose of this amendment is to notify the limited partners of Western's withdrawal of its tender offer.

Item 9. Exhibits.

     The following Exhibits are filed herewith:

     (a) (1) Letter to Limited Partners dated October 14, 2002 (previously filed).

     (a)(2) Letter to Limited Partners dated November 12, 2002 (previously filed).

     (a)(3) Letter to Limited Partners dated December 9, 2002.
                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2002


                              RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.

                              By: Maxum LLC,
                                  General Partner

                              By: /s/ Ben Farahi
                                      ----------
                                      Ben Farahi
                                      Manager

Exhibit (a)(3)

               RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355


                               December 9, 2002



Dear Limited Partner:

     Please be advised that on December 9, 2002, the general partner of your partnership received a supplement to the unsolicited tender offer to purchase up to 21,000 of the outstanding limited partnership interests of the partnership for $70 per unit by Western Real Estate Investments, LLC ("Western"), an entity affiliated with your general partner and certain of the limited partners of your partnership which own approximately 41.4% of the units. Western advised the general partner that it was terminating its tender offer immediately and would not be buying any of the limited partnership interests tendered by you to Western.

     If you have any questions or would like any further information, please contact us (775) 825-3355.

                               Sincerely,

                               RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.